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                       ROBERTSON STEPHENS INVESTMENT TRUST
                                     CLASS C
                         DISTRIBUTION PLAN AND AGREEMENT


     This Plan and Agreement (the "Plan") constitutes the Distribution Plan for the Class C shares of the various portfolio series (each a "Fund" and collectively the "Funds") of Robertson Stephens Investment Trust, a Massachusetts business trust (the "Trust"), adopted pursuant to the provisions of Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "Act"), and the related agreement between the Trust and Robertson, Stephens & Company LLC ("RS&Co."). During the effective term of this Plan, the Trust may incur expenses primarily intended to result in the sale of its Class C shares upon the terms and conditions hereinafter set forth:

     SECTION 1. The Trust shall pay to RS&Co. a monthly fee at an annual rate not to exceed 1.00% of the average net asset value of the Class C shares of the Funds, as determined at the close of each business day during the month, to compensate RS&Co. for services provided and expenses incurred by it in connection with the offering of Class C shares, which may include, without limitation, payments by RS&Co. to investment dealers or other persons with respect to Class C shares. Such fees shall be payable for each month within 15 days after the close of such month. A majority of the Qualified Trustees, as defined below, may, from time to time, reduce the amount of any such payments, or may suspend the operation of the Plan for such period or periods of time as they may determine.

     SECTION 2. To the extent any payments by the Fund are deemed to be payments for the financing of any activity primarily intended to result in the sale of Class C shares of the Fund within the context of the Rule, then such payments shall be deemed to have been made pursuant to the Plan. The costs and activities, the payment of which are intended to be within the scope of the Plan pursuant to this Section, shall include, but shall not be limited to, the following:

     (a) payments to any person under any shareholder services plan or agreement, or other similar arrangement; and

     (b) any other payments to dealers, financial institutions, advisers, or other firms, any one of whom may receive monies in respect of a Fund's shares owned by shareholders for whom such firm is the dealer of record or holder of record in any capacity, or with whom such firm has a servicing, agency, or distribution relationship. Servicing may include, by way of example but not of limitation: (A) answering client inquiries regarding the Fund; (B) assisting clients in changing account designations and addresses;
     (C) performing subaccounting; (D) establishing and maintaining shareholder accounts and records; (E) processing purchase and redemption transactions;
     (F) providing periodic statements showing a client's account balance and integrating such
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     statements with those of other transactions and balances in the client's other accounts serviced by such firm; (G) arranging for bank wire transfers; and (H) such other services as the Fund may require, to the extent such firms are permitted by applicable statute, rule, or regulation to render such services.

     SECTION 3.  This Plan shall not take effect with respect to a Fund until:

     (a) it has been approved by a vote of a majority of the outstanding Class C shares of the Fund, if required under the Rule;

     (b) it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Act or the rules and regulations thereunder) of both (i) the Trustees of the Trust, and (ii) the Qualified Trustees of the Trust, cast in person at a meeting called for the purpose of voting on this Plan or such agreement; and

     (c) the Fund has received the proceeds of the initial public offering of its Class C shares.

     SECTION 4. This Plan shall continue in effect with respect to a Fund for a period of more than one year after it takes effect so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 3(b).

     SECTION 5. RS&Co. shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

     SECTION 6. This Plan may be terminated with respect to a Fund at any time by vote of a majority of the Qualified Trustees or by vote of the majority of the outstanding Class C shares of the Fund.

     SECTION 7. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

     (a) that such agreement may be terminated with respect to a Fund at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding Class C shares of the Fund, on not more than 60 days written notice to any other party to the agreement; and

     (b) that such agreement shall terminate automatically in the event of its assignment.

     SECTION 8. This Plan may not be amended to increase materially the amount of distribution expenses with respect to a Fund permitted pursuant to Section 1 hereof without the


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approval of a majority of the outstanding Class C shares of the Fund, and all material amendments to this Plan with respect to a Fund shall be approved in the manner provided for approval of this Plan in Section 3(b).

     SECTION 9. As used in this Plan, (a) the term "Qualified Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the term "majority of the outstanding Class C shares of the Fund" means the affirmative vote, at a duly called and held meeting of Class C shareholders of the relevant Fund, (i) of the holders of 67% or more of the Class C shares of such Fund present (in person or by proxy) and entitled to vote at such meeting, if the holders of more than 50% of the outstanding Class C shares of such Fund entitled to vote at such meeting are present in person or by proxy, or (ii) of the holders of more than 50% of the outstanding Class C shares of such Fund entitled to vote at such meeting, whichever is less, and (c) the terms "assignment" and "interested person" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

     SECTION 10. A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the relevant Fund.

     Executed as of ____________, 1997.


ROBERTSON, STEPHENS                     ROBERTSON STEPHENS INVESTMENT
     & COMPANY LLC                            TRUST



By:  ___________________________        By:  ______________________________


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